Exhibit (b)(ii)

April 6, 2020

Bee Street Holdings, LLC and Bee Street II, Inc.

c/o 425 South Financial Place

Suite 3100

Chicago, IL 60605

Attention:  Mr. James Gidwitz

Dear Mr. Gidwitz:

We appreciate the opportunity to review your financing needs and look forward to expanding our relationship with you.  Based upon the information that has been provided to us, Wintrust Bank, N.A., a national banking association, formerly known as Wintrust Bank, a subsidiary of Wintrust Financial Corporation (hereinafter the “Bank”) is pleased to present the following Commitment Letter.  The terms and conditions are as follows:

LOAN (“Loan”):

Borrowers:	BEE STREET HOLDINGS LLC (“Holdings”) and BEE STREET II, INC. (“Merger Sub”), jointly and severally

Type of Loan:	Line of Credit.

Purpose:	To purchase up to 39% of the outstanding shares of capital stock of Continental Materials Corporation (“CMC”) not presently owned by Borrowers and pay related fees and expenses.

Loan Amount:	Up to $8,750,000 (all available at closing)

Maturity:	One (1) year from date of initial funding.

Repayment:	Interest only monthly and outstanding principal balance due at maturity.

Interest Rate:	Prime (floating) but not less than 3.25%.

Pre-Payment Premium:	None.

Underwriting Fee:	$43,750

Unused Line Fee:	50 bps per annum payable quarterly.

Collateral:	First priority lien on all assets of each Borrower including, but not limited to, pledge of all shares of Merger Sub and all of the shares of CMC held by Merger Sub.

GENERAL TERMS AND CONDITIONS:

Depository Relationship:

The Bank will handle the banking of the receipts, disbursements and other related services of the Borrowers and its wholly-owned subsidiaries with the normal exclusion for immaterial accounts and relationships necessary for the operation of Borrowers’ business. The terms of such relationship to be based upon the mutual negotiation and agreement of Borrowers and the Bank. Average available demand deposit account balances sufficient to cover the cost of services provided would be required.

Insurance:	The Borrower will be required to obtain and deliver to the Bank prior to the closing date, evidence of its D&O insurance in amounts satisfactory to the Bank.

Documentation:

The Loan will be documented by outside counsel and will include all documentation necessary to evidence and secure loans of this type in the Bank’s sole discretion. All documentation, agreements and instruments will be satisfactory to the Bank.

Loan documentation will include, without limitation, standard warranties and covenants pertaining to accuracy of information, organization, change in control, material litigation, business activities, use of proceeds, compliance with laws, restrictions on indebtedness, liens and contingent liabilities, payment of taxes, financial reporting, inspection of properties and records and full disclosure.

Events of Default:

Loan documentation will also include, without limitation, standard provisions, subject to customary cure rights, pertaining to failure to make payment when due, nonperformance or breach of terms, conditions, warranties or covenants, misrepresentation, default of third-party obligations, cessation of a guaranty, bankruptcy, adverse change and insecurity. The Bank’s rights and remedies will include, in part, setoff, and other rights as provided by law.

Financial Reporting:	The Borrower will be required to submit monthly status updates regarding the Borrowers’ tender offer for the shares of CMC not already held by the Borrowers.

Interest Reserve:	$500,000 to be deposited on or before closing in a deposit account maintained with Lender. Borrowers and Lenders to negotiate terms under which such reserve will be released.

Costs & Expenses:

The Borrowers will pay all of the Bank’s reasonable and customary costs and expenses incurred in underwriting, documenting, administering, funding and enforcing the loan facility including, but not limited to, reasonable attorney’s fees related to the preparation and review of loan documentation, business insurance, tax lien and judgment searches and filing fees. Such amounts will be paid regardless of whether the closing of the Loan occurs.

Indemnification:

The Borrowers will indemnify, defend and hold harmless the Bank and its affiliates and its and their respective officer, directors, employees and agents from and against all loses, liabilities, claims, damages and expense relating to the loan and related transactions including, but not limited to, reasonable attorney’s fees and expenses and settlement costs. Such indemnification shall survive at all times after the Borrowers’ acceptance of this commitment notwithstanding the failure to close on the contemplated loan.

Waiver:	The Bank will not be deemed to have waived any of the terms or conditions hereof except in writing signed by an officer of the Bank and delivered to Borrowers.

Additional Information:	Borrowers agree to supply, prior to closing, any information, documentation or verifications that the Bank or its counsel may reasonably deem necessary.

Additional Financing:	Additional financing of any type secured by Bank collateral will not be permitted without the Bank’s prior express written consent.

Financial Information Warranty:	Borrower warrants that the Borrower’s financial information submitted to Bank is accurate and complete.

Due Diligence:	This Commitment Letter is made subject to the satisfactory completion of Bank due diligence including, but not limited to the satisfactory receipt and review and approval by the Bank of the following:

1) Documents relating to the tender offer for the shares of CMC;
2) Clear tax lien and judgment searches; and
3) Applicable corporate and other organizational documents.

Material Adverse Change:

There will be no material adverse change in the financial condition of the Borrowers and no event shall have occurred which would prevent Bank from making the subject loan in accordance with the terms herein stated.

Confidentiality:

This Commitment Letter and financing arrangements described herein are delivered with the understanding that neither this letter nor the substance of the proposed terms and conditions will be disclosed by Borrowers to anybody outside of its organization, other than those professional advisors who are already in a confidential relationship with the Borrowers. Notwithstanding the foregoing, this Commitment Letter may be filed in connection with the tender offer.

Cancellation:

The Bank reserves the right to cancel this Commitment Letter and terminate its obligations hereunder without liability in the event that: (i) Borrowers fail to comply with any provisions or conditions set forth herein; (ii) any change occurs which is deemed by the Bank to materially adverse to either the financial or credit standing of the Borrowers and/or the current value of the collateral, or; (iii) if there is determined to have been any misstatements of fact in the loan application or supporting documents.

Expiration:

This Commitment Letter, if not accepted by Borrower and returned to the Bank by April 7, 2020 will expire on same date. In addition, if the Loan is not closed on or before April 30, 2020, this Commitment Letter will expire.

Please note that this Commitment Letter provides the general terms and conditions under which the Bank will provide the financing.  If this Commitment Letter sets forth terms which would be acceptable to you, please sign below and return a copy of this letter to the Bank by April 7, 2020. The terms and conditions described herein are not intended to incorporate all such terms and conditions as may be contained in formal loan documents and are meant to provide a general overview of the Bank’s approval.

On behalf of the Bank, thank you for the opportunity to serve you’re financing needs.  We are hopeful that the merits of this Commitment Letter and the overall benefits of banking with Wintrust, given its strong commercial and community focus, will result in your agreeing to the terms and conditions outlined above.

If you should have any questions regarding the terms and conditions contained herein, please do not hesitate to contact us.

Sincerely,

/s/ DAVID M. WYENT
David M. Wyent
Managing Director

ACCEPTANCE

The undersigned hereby agrees to the terms and conditions contained in the foregoing letter this 6th day of April, 2020.

BEE STREET HOLDINGS LLC,
a Delaware limited liability company

By:	/s/ JAMES GIDWITZ
Name:	James Gidwitz
Title:	Chief Executive Officer

BEE STREET II, INC.,
a Delaware corporation

By:	/s/ JAMES GIDWITZ
Name:	James Gidwitz
Title:	President